NEWS RELEASE

Penn West Updates Asset Dispositions and Results of

Contingent Resources Studies

Calgary, October 17, 2012 (TSX—PWT; NYSE—PWE) Penn West Petroleum Ltd. (“Penn West” or “the Company”) is pleased to announce two important developments.

In June 2012, the Company announced its intent to dispose of non-core assets to provide operational and financial flexibility. Penn West has agreements in principle to dispose of certain non-core properties. Combined proceeds from these dispositions are expected to be approximately $1.3 billion.

Contingent Resource studies have been completed by independent qualified reserves evaluators on behalf of the Company, covering the Company’s interest in the Cardium, the largest light-oil trend in Canada; and interests of the Peace River Oil Partnership (“PROP”), of which the Company holds a 55 percent interest. Net best estimate Contingent Resources of approximately 1 billion barrels of oil and bitumen were recognized with respect to the Company’s interests in the Cardium and PROP, with a best estimate Contingent Resource of 533 million barrels of oil in the Company’s interest in the Cardium, and 473 million barrels of bitumen in the Company’s interest in the Bluesky and Gething formations at PROP. More detailed information regarding these estimates is provided under the heading “RESOURCE STUDIES” below.

ASSET DISPOSITIONS

Penn West has agreements in principle to dispose of approximately $1.3 billion of its non-core properties, with combined production of approximately 12,000 barrels of oil equivalent per day. Penn West plans to use the proceeds of the dispositions to repay a portion of advances under its credit facilities. Subject to customary regulatory and other closing conditions, the Company anticipates these dispositions will close prior to December 31, 2012.

RESOURCE STUDIES

Penn West is pleased to announce the results of two recently completed independent resource evaluation studies which further substantiate its ongoing assessment of the oil resource potential contained in its asset base.

AJM Deloitte (“AJM”) has recently completed a Contingent Resource evaluation (the “AJM Report”) dated October 16, 2012 and effective July 31, 2012, for the Company’s Cardium properties. The AJM report also included an estimation of Total Oil Initially-In-Place for Penn West’s Cardium interests. Sproule Unconventional Limited (“Sproule”), one of the Company’s independent reserves evaluators, also recently completed a resource evaluation report (“Sproule Report”) effective September 30, 2012 for PROP. The Company holds a 55 percent interest in PROP and all figures presented in this release in respect of PROP assets reflect Penn West’s 55 percent interest. This release contains certain information reproduced from both the AJM Report and the Sproule report, but does not contain either report in its entirety.

The following table summarizes AJM and Sproule’s independent estimates of Contingent Resources:

Summary of Contingent Resources (1,2)

Company working interest, before royalties

(millions of barrels of oil and bitumen) (3)

	Proved plus Probable Reserves (Gross) (4)	Contingent Resources (Gross) (5, 6)
		Low (7)		Best (8)		High (9)
PROP (55%)	12	310		473		710
Cardium	112	508		533		563

Total	124	818	(10)	1,006	(10)	1,273	(10)

Percent oil and bitumen		100%		100%		100%

(1)	The Contingent Resource assessments in the AJM Report and the Sproule Report were prepared in accordance with the definitions, standards and procedures contained in the Canadian Oil and Gas Evaluation Handbook (the “COGE Handbook”) and National Instrument 51-101—Standards of Disclosure for Oil and Gas Activities (“NI 51-101”). Contingent Resource is defined in the COGE Handbook as those quantities of petroleum estimated to be potentially recoverable from known accumulations using established technology or technology under development, but which do not currently qualify as Reserves or commercially recoverable due to one or more contingencies. Contingencies may include factors such as economic, legal, environmental, political and regulatory matters or a lack of markets.

(2)	Sproule utilized their September 30, 2012 price forecast in preparing the Contingent Resource assessments for PROP.

(3)	Under the COGE Handbook and NI 51-101, naturally occurring hydrocarbons with a viscosity greater than 10,000 centipoise are classed as bitumen. The majority of the Contingent Resource at PROP will be recovered by thermal processes.

(4)	Proved plus probable gross reserves volumes are based on the Company’s December 31, 2011 year-end reserves reports. All estimates of Reserves represent gross Reserves meaning the Company’s working interest share in the Reserves before deducting royalties and without including any royalty interests of the Company. For further information regarding the previously reported Reserves volumes, see Appendix A to Penn West’s Annual Information Form dated March 15, 2012.

(5)	Sproule estimates of Contingent Resources shown for each property were determined using deterministic principles and methods. AJM estimates of Contingent Resources were determined using probabilistic methods. Probabilistic aggregation of the low and high property estimates shown in the table might produce different total volumes than the arithmetic sums shown in the table. All estimates of Contingent Resources represent gross resources meaning the company’s working interest share in the Reserves or Contingent Resources before deducting royalties and without including any royalty interests of the Company.

(6)	Contingent Resources are as at July 31, 2012 for the Cardium, and September 30, 2012 for PROP.

(7)	Low estimate is considered to be a conservative estimate of the quantity of resources that will actually be recovered. It is likely that the actual remaining quantities recovered will exceed the low estimate. Those resources at the low end of the estimate range have the highest degree of certainty—a 90% confidence level—that the actual quantities recovered will equal or exceed the estimate.

(8)	Best estimate is considered to be the best estimate of the quantity of resources that will actually be recovered. It is equally likely that the actual remaining quantities recovered will be greater or less than the best estimate. Those resources that fall within the best estimate have a 50% confidence level that the actual quantities recovered will equal or exceed the estimate.

(9)	High estimate is considered to be an optimistic estimate of the quantity of resources that will actually be recovered. It is unlikely that the actual remaining quantities of resources recovered will meet or exceed the high estimate. Those resources at the high end of the estimate range have a lower degree of certainty—a 10% confidence level—that the actual quantities recovered will equal or exceed the estimate.

(10)	These volumes are arithmetic sums that include probabilistically aggregated volumes of Contingent Resources. Readers should be aware statistical principles indicate that an arithmetic sum of probabilistically aggregated volumes may be misleading as to the volumes that may actually be recovered, particularly pertaining to Low and High estimates. Please review the differing probabilities of recovery associated with each class of resource in footnotes (7) and (9) above.

Cardium Resource Estimates

AJM estimates of Discovered Oil Initially-In-Place range from a low estimate of 5,278 million barrels to a high estimate of 5,556 million barrels, with a best estimate of 5,415 million barrels of oil. The Undiscovered Oil Initially-In-Place gross best estimate is 333 million barrels of oil.

AJM also evaluated the Contingent Resources associated with the Company’s working interest lands in the Cardium. Contingent Resource estimates range between a low estimate of 508 million and a high estimate of 563 million barrels of oil. AJM has assigned Contingent Resources of 533 million barrels of oil in the best estimate case. These contingent volumes exclude current Reserves volumes and cumulative production and do not include potential future recovery from secondary and tertiary horizontal recovery techniques, such as waterflooding and CO2 injection. The AJM engagement was not intended to assign Reserves.

Best Estimate Total Oil Initially-In-Place(1,2) (MMbbls)

Cardium

Company working interest at July 31, 2012, before royalties

Discovered Oil Initially-In-Place	5,415
Cumulative Production(3)	680
Reserves (Proved + Probable at December 31, 2011)(3)	112
Contingent Resources (4,6)	533
Unrecoverable Portion	4,090

Undiscovered Oil Initially-In-Place(5)	333
Prospective Resources	49
Unrecoverable Portion	284

(1)	The Total Oil Initially-In-Place estimates include Unrecoverable volumes and are not an estimate of the volume of the substances that will ultimately be recovered. See the definitions section for a description of the terms and associated contingencies.

(2)	All estimates of resources in the above table represent the best estimate of the Company’s gross interest resources before the deduction of any royalties and without including any royalty interests of the Company. Totals may not add due to rounding.

(3)	The cumulative production numbers are as of July 31, 2012 and Proved plus Probable Reserves numbers are as of December 31, 2011. For further information regarding the previously reported Reserves numbers, see Appendix A to Penn West’s Annual Information Form dated March 15, 2012. From December 31, 2011 to July 31, 2012, total cumulative production from the Company’s Cardium properties was approximately 3 mmbbls.

(4)	The economic viability of Penn West’s Cardium Contingent Resources is undetermined, as economic studies have not yet been completed. There is no certainty that it will be commercially viable to produce any portion of these Contingent Resources.

(5)	There is no certainty that any portion of the Undiscovered Oil Initially-In-Place will be discovered. If discovered, there is no certainty that it will be commercially viable to produce any portion of the Contingent Resources. A recovery project cannot be defined for this volume of Undiscovered Oil Initially-In-Place at this time and therefore AJM has not recognized any prospective resources for this in-place resource. All of the Undiscovered Oil Initially-In-Place may be considered Unrecoverable at this time. A portion of the undiscovered oil initially-in-place may in the future be determined to be recoverable and reclassified as prospective resources (or to the extent that such resources are re-categorized as discovered, Reserves or Contingent Resources) as additional technical studies are performed, commercial circumstances change or technological developments occur; the remaining portion may never be recovered due to the physical/chemical constraints represented by subsurface interaction of fluids and reservoir rocks.

(6)	For Penn West, the contingencies which must be overcome to enable the classification of Cardium Contingent Resources as Reserves include, but are not limited to, regulatory application submission with no major issues raised, access to markets and intent to proceed by the operator and partners as evidenced by major capital expenditures planned within five years, and the technical and economic success of development programs. The estimate of Contingent Resources has not been adjusted for risk based on the chance of development. The contingent resource estimates for Cardium assume the same recovery process and well types currently being used to operate Penn West’s Cardium properties, which were economic as at the date of this release. Positive factors relevant to the Contingent Resource estimates for Cardium include the extensive history of commercial petroleum production in the Cardium, including geological information and production performance history, the use of well-established economic recovery methods and well technology, and dominant production infrastructure ownership. Uncertainties associated with recovery of the Cardium estimated discovered resources include, but are not limited to, the current recovery factor for any specific location and the corresponding ultimate recovery factor, which uncertainties were reflected in the recovery factor distribution employed in the evaluation of the estimated discovered resources. The timing of the recovery of these estimated discovered resources is also uncertain, and depends on factors including the priority assigned by the Company to development, technical and economic success and commodity prices.

PROP Resource Estimates

Based on delineation drilling to date, horizontal assessment well drilling, successful Seal Main steam pilot performance and other supporting technical data, Sproule provided an evaluation of the Contingent Resources and Prospective Resources for the Bluesky and Gething formations.

Contingent Resource estimates range between a low estimate of 310 million and a high estimate of 710 million barrels of bitumen. Sproule has assigned Contingent Resources of 473 million barrels of bitumen in the best estimate case. Sproule estimates the Company’s interest in Prospective Resources ranging from a low estimate 8 million barrels to a high estimate of 19 million barrels of bitumen and has assigned Prospective Resources of 12 million barrels of bitumen in the best estimate case. The Sproule engagement was not intended to assign Reserves.

Best Estimate Total Bitumen Initially-In-Place(1,2) (MMbbls)

Bluesky and Gething formations

Company working interest at September 30, 2012, before royalties

Discovered Bitumen Initially-In-Place	1,918
Cumulative Production(3)	3
Reserves (Proved + Probable at Dec. 31, 2011)(3)	12
Economic Contingent Resources(4)(6)	473
Unrecoverable Portion	1,430

Undiscovered Bitumen Initially-In-Place(5)	73
Prospective Resources	12
Unrecoverable Portion	60

(1)	The Total Bitumen Initially-In-Place estimates include Unrecoverable volumes and are not an estimate of the volume of the substances that will ultimately be recovered. See the definitions section for a description of the terms and associated contingencies.

(2)	All estimates of resources in the above table represent the best estimate of the Company’s gross interest resources before the deduction of any royalties and without including any royalty interests of the Company. Totals may not add due to rounding.

(3)	The cumulative Production numbers are as of September 30, 2012 and Proved plus Probable Reserves numbers are as of December 31, 2011. For further information regarding the previously reported Reserves numbers, see Appendix A to Penn West's Annual Information Form dated March 15, 2012. From December 31, 2011 to September 30, 2012, total cumulative Production from the Bluesky and Gething formations was approximately 0.6 mmbbls.

(4)	All of PROP’s Contingent Resources are considered economic using Sproule’s September 30, 2012 forecast prices. There is no certainty that it will be commercially viable to produce any portion of the resources.

(5)	There is no certainty that any portion of the Undiscovered Bitumen Initially-In-Place will be discovered. If discovered, there is no certainty that it will be commercially viable to produce any portion of the Contingent Resources.

(6)	For Penn West, the contingencies which must be overcome to enable the classification of Peace River contingent resources as reserves include regulatory application submission with no major issues raised, access to markets and intent to proceed by the operator and partners as evidenced by major capital expenditures planned within five years. The estimate of Peace River contingent resources has not been adjusted for risk based on the chance of development.

DEFINITIONS

Total Oil or Bitumen Initially-In-Place (equivalent to “total resources”) is that quantity of oil or bitumen that is estimated to exist originally in naturally occurring accumulations. It includes that quantity of oil or bitumen that is estimated, as of a given date, to be contained in known accumulations, prior to Production, plus those estimated quantities in accumulations yet to be discovered.

Discovered Oil or Bitumen Initially-In-Place (equivalent to “discovered resources”) is that quantity of oil that is estimated, as of a given date, to be contained in known accumulations prior to Production. The recoverable portion of discovered oil or bitumen initially-in-place includes Production, Reserves, and Contingent Resources; the remainder is categorized as unrecoverable.

Undiscovered Oil or Bitumen Initially-In-Place (equivalent to “undiscovered resources”) is that quantity of oil or bitumen that is estimated, on a given date, to be contained in accumulations yet to be discovered. The recoverable portion of undiscovered oil or bitumen initially-in-place is referred to as “prospective resources”, the remainder as “unrecoverable”.

Production is the cumulative quantity of oil or bitumen that has been recovered at a given date.

Reserves are estimated remaining quantities of oil or bitumen anticipated to be recoverable from known accumulations, as of a given date, based on the analysis of drilling, geological, geophysical, and engineering data; the use of established technology; and specified economic conditions, which are generally accepted as being reasonable. Reserves are further classified according to the level of certainty associated with the estimates and may be sub-classified based on development and production status.

Proved Reserves are those quantities of oil or bitumen, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs and under existing economic conditions, operating methods and government regulations.

Probable Reserves are those additional Reserves quantities of oil or bitumen that are less certain to be recovered than Proved Reserves, but which, together with Proved Reserves, are as likely as not to be recovered.

Contingent Resources – those quantities of oil or bitumen estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. Contingencies may include such factors as economic, legal, environmental, political and regulatory matters or a lack of markets. It is also appropriate to classify as Contingent Resources the estimated discovered recoverable quantities associated with a project in the early evaluation stage. For Penn West, the contingencies which must be overcome to enable the classification of oil or bitumen Contingent Resources as Reserves include regulatory application submission with no major issues raised, access to markets and intent to proceed by the operator and partners as evidenced by major capital expenditures planned within five years. The estimate of Contingent Resources has not been adjusted for risk based on the chance of development.

There is no certainty that it will be commercially viable to produce any portion of the Contingent Resources or that we will produce any portion of the volumes currently classified as Contingent Resources. The recovery and resource estimates provided herein are estimates. Actual Contingent Resources (and any volumes that may be classified as Reserves) and future production from such Contingent Resources may be greater than or less than the estimates provided herein.

Economic Contingent Resources – those Contingent Resources that are currently economically recoverable based on specific forecasts of commodity prices and costs. For PROP, Economic Contingent Resources were evaluated using Sproule’s September 30, 2012 price forecasts, which were determined in accordance with NI 51-101 and the COGE Handbook.

Prospective Resources are those quantities of oil or bitumen estimated, as of a given date, to be potentially recoverable from undiscovered accumulations by application of future development projects. Prospective resources have both an associated chance of discovery and a chance of development. Prospective Resources are further subdivided in accordance with the level of certainty associated with recoverable estimates assuming their discovery and development and may be sub-classified based on project maturity.

Unrecoverable is that portion of discovered or undiscovered oil or bitumen initially-in-place quantities which is estimated, as of a given date, not to be recoverable by future development projects. A portion of these quantities may become recoverable in the future as commercial circumstances change or technological developments occur; the remaining portion may never be recovered due to the physical/chemical constraints represented by subsurface interaction of fluids and reservoir rocks.

Reserves and Contingent Resources included herein are stated on a company interest basis (working interest before deduction of royalties and including any company royalty interests) unless noted otherwise. All Reserves information has been prepared in accordance with NI 51-101 and the COGE Handbook.

Penn West’s Annual Information Form, dated March 15, 2012, which contains more detailed information relating to our Reserves, can be accessed on our website at www.pennwest.com, and has been filed on SEDAR at www.sedar.com and as a Form 40-F on EDGAR at www.sec.gov/edgar.shtml.

Penn West common shares are listed on the Toronto Stock Exchange under the symbol PWT and Penn West common shares are listed on the New York Stock Exchange under the symbol PWE.

Forward-Looking Statements

In the interest of providing our securityholders and potential investors with information regarding Penn West, including management's assessment of our future plans and operations, certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, "aim”, “potential”, “target” and similar words suggesting future events or future performance. In addition, statements relating to "reserves" or "resources" are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future.

In particular, this document contains forward-looking statements pertaining to, without limitation, the following: certain disclosures contained under the heading “Asset Dispositions” relating to, among other things, the expected proceeds of dispositions of certain non-core properties, the estimated combined production of such non-core properties of approximately 12,000 barrels of oil equivalent per day, the expected timing for closing such dispositions, our plans to use the proceeds of such dispositions to repay a portion of advances under its credit facilities, the anticipation that such dispositions will close prior to December 31, 2012, and certain disclosures contained under the heading "Resource Studies" relating to, among other things, the expected contingencies associated with the Company’s contingent resources, the ability to re-classify contingent resources as reserves, the possibility of re-classifying unrecoverable resources as recoverable resources and the expectations of recovery of the Company’s discovered and undiscovered oil and bitumen initially-in-place, prospective resources and contingent resources.

With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things: the ability to close the dispositions discussed herein when and on the terms expected, the ability of all parties to the dispositions to satisfy all terms and conditions of such dispositions, the ability of Penn West to enter into binding agreements with respect to the dispositions discussed herein, future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices; future capital expenditure levels; future crude oil, natural gas liquids and natural gas production levels; drilling results; future exchange rates and interest rates; the amount of future cash dividends that we intend to pay; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; the impact of increasing competition; our ability to obtain financing on acceptable terms; and our ability to add production and reserves through our development and exploitation activities. In addition, many of the forward-looking statements contained in this document are located proximate to assumptions that are specific to those forward-looking statements, and such assumptions should be taken into account when reading such forward-looking statements.

Although we believe that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the failure by any party to satisfy the terms and conditions required for closing the dispositions discussed herein, the failure to enter into definitive agreements for the dispositions discussed herein, the impact of weather conditions on seasonal demand and ability to execute capital programs; risks inherent in oil and natural gas operations; uncertainties associated with estimating reserves and resources; competition for, among other things, capital, acquisitions of reserves, resources, undeveloped lands and skilled personnel; incorrect assessments of the value of one or more of the dispositions; geological, technical, drilling and processing problems; general economic conditions in Canada, the U.S. and globally; industry conditions, including fluctuations in the price of oil and natural gas; royalties payable in respect of our oil and natural gas production and changes thereto; changes in government regulation of the oil and natural gas industry, including environmental regulation; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed, including wild fires and flooding; failure to obtain industry partner and other third-party consents and approvals when required; stock market volatility and market valuations; OPEC’s ability to control production and balance global supply and demand of crude oil at desired price levels; political uncertainty, including the risks of hostilities, in the petroleum producing regions of the world; the need to obtain required approvals from regulatory authorities from time to time; failure to realize the anticipated benefits of dispositions, acquisitions, joint ventures and partnerships, including the anticipated dispositions discussed herein; changes in tax and other laws that affect us and our securityholders; changes in government royalty frameworks; uncertainty of obtaining required approvals for dispositions, acquisitions and mergers; the potential failure of counterparties to honour their contractual obligations; and the other factors described in our public filings (including our Annual Information Form) available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

For further information, please contact:

PENN WEST EXPLORATION Penn West Plaza Suite 200, 207 – 9th Avenue SW Calgary, Alberta T2P 1K3 Phone: 403-777-2500 Fax: 403-777-2699 Toll Free: 1-866-693-2707 Website: www.pennwest.com

Investor Relations:

Toll Free: 1-888-770-2633

E-mail: investor_relations@pennwest.com

Murray Nunns, President & CEO

Phone: 403-218-8939

E-mail: murray.nunns@pennwest.com

Clayton Paradis, Manager, Investor Relations

Phone: 403-539-6343

E-mail: clayton.paradis@pennwest.com